File No. 70 - 9527


SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4
TO
APPLICATION-DECLARATION WITH RESPECT TO
THE ACQUISITION OF A SUBSIDIARY IN CONNECTION
WITH THE UNBUNDLING OF GENERATION BUSINESS

UNDER THE

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
________________________________

EASTERN UTILITIES ASSOCIATES ("EUA")
EASTERN EDISON COMPANY ("EASTERN")
MONTAUP ELECTRIC COMPANY
750 West Center Street, West Bridgewater, Massachusetts  02379

(Names of companies filing this statement and addresses of their principal executive offices)

EASTERN UTILITIES ASSOCIATES

(Name of top registered holding company parent of each applicant or declarant)
_________________________________

Clifford J. Hebert, Jr.
Treasurer
Eastern Utilities Associates
750 West Center Street
West Bridgewater, Massachusetts  02379

(Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

Arthur I. Anderson, P.C.
McDermott, Will & Emery
28 State Street
Boston, MA 02109-1775


This Amendment Number 4 amends that certain Application-Declaration on Form U-1 (File Number 70-9527) filed by the Declarants with the Commission on July 14, 1999, as previously amended by Amendment No. 1 dated July 28, 1999, Amendment No. 2 dated October 26, 1999, and Amendment No. 3 dated January 13, 2000, as follows:


1. Section I.C of Item 1 (Amendment of Montaup Charter), requesting Commission authorization to amend Montaup's charter to eliminate its status as a Section 9A company under Chapter 164 of the Massachusetts General Laws, is hereby deleted in its entirety.

2. Section II of Item 1 (Dividend Distribution by Eastern Edison to EUA and Payment Out of Paid In Capital), is hereby amended by establishing a maximum aggregate amount of future dividends, if any, to be paid by Eastern Edison to EUA from other than retained earnings following the consummation of the Spin-Off and through April 30, 2000. The Declarants hereby request the Commission's reservation of jurisdiction with respect to their request for authorization for the payment of any such post-Spin-Off dividend(s). Section II of Item 1 is hereby restated in its entirety to read as follows:

Eastern Edison hereby proposes and requests authorization to distribute through one or more dividend distributions all of the remaining Montaup Securities to EUA. Such dividend distribution(s) may, in part, exceed Eastern Edison's retained earnings and be paid out of paid-in capital, unearned surplus and/or as the redemption price for the redemption of Eastern Edison common stock (as described in paragraph I.B above). EUA proposes and requests authorization to acquire and/or receive such Montaup Securities in the form of one or more dividend distributions from Eastern Edison. All of the Montaup Securities are issued in the name of, and are beneficially owned by, Eastern Edison. Eastern Edison hereby further requests authorization, subject to the Commission's reservation of jurisdiction thereover, upon consummation of the Spin-Off and through April 30, 2000, to pay future dividends to EUA out of other than retained earnings up to a maximum aggregate amount of $15 million.

3. Item 4, Regulatory Approval, is hereby amended by adding a final sentence confirming that no regulatory approvals other than those that have been obtained (and the Commission's approval, which is requested herein) are required for the transactions contemplated by this Application-Declaration. The amended Item 4 is restated below in its entirety:

Item 4.   Regulatory Approval.

The following Federal regulatory authorities have jurisdiction over the proposed transactions: the Nuclear Regulatory Commission ("NRC"), and the Federal Energy Regulatory Commission ("FERC"). The FERC approved the proposed transactions through its approval of Docket No. EC99-70-000 by Order issued September 29, 1999. The NRC has indicated by letters dated October 27, 1998 that no NRC consent is required.

Additionally, the Applicants have received approval of the proposed transactions from the Massachusetts Department of Telecommunications and Energy ("DTE"), through approval of Docket #99-67 by Order issued January 4, 2000 (a copy of such Order has been filed herewith as part of Exhibit D-4), and from the Connecticut Department of Public Utility Control ("CDPUC"), through approval of Consolidated Docket Nos. 99-08-11, 99-08-12 and 99-08-13 by Decision dated October 27, 1999 (a copy of such Decision is filed herewith as part of Exhibit D-3).

No regulatory approvals other than those that have been obtained (and the Commission's approval, which is requested herein) are required for the transactions contemplated by this Application-Declaration.


S I G N A T U R E


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, each of the undersigned companies has duly caused this statement to be duly signed on its behalf by the undersigned thereunto duly authorized.

Date:  February 4, 2000

EASTERN UTILITIES ASSOCIATES,
EASTERN EDISON COMPANY,  and
MONTAUP ELECTRIC COMPANY,




By  /s/ Clifford J. Hebert, Jr.
    Clifford J. Hebert, Jr.
    Treasurer